

Mail Stop 3561

March 6, 2009

Mr. Xianping Wang
Xinhua China Ltd.
Yuanjia International Apartment
Building #1, Suite 304
No. 40 Dongzhong Street
Dongcheng District, Beijing 100027
People's Republic of China

   Re: **Xinhua China Ltd.**
      Form 10-KSB for the year ended June 30, 2008
      Filed October 14, 2008
      File No. 0-33195

Dear Mr. Wang:

   We have reviewed the above referenced filing(s) and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended June 30, 2008

General

1.   We note that you have not included in your Form 10-KSB Item 3. Legal
      Proceedings, Item 4. Submission of Matters to a Vote of Security Holders, Item 8.
      Changes in and Disagreements With Accountants and Financial Disclosure or
      Item 8B. Other Information. Please amend your filing to include these items. If
      there are no applicable items to disclose, please state this in your revised
      disclosures as required by Rule 12b-13 of the Exchange Act. Please ensure that
      your future filings on Form 10-Q also include all applicable sections.

Consolidated Financial Statements

Report of Registered Independent Public Accounting Firm, page F-1

2.   Please address the following items related to the report of your registered
      independent public accounting firm:

      •   Even though you have presented financial statements for more than one year,
          your audit opinion only relates to the consolidated balance sheet as of June 30,
          2008 and the related statement of operations, stockholders' equity and
          comprehensive income, and cash flows for the year then ended. Please
          address why the audit report does not reference the statements of operations,
          stockholders' equity, and cash flows for the year ended June 30, 2007 that are
          required to be audited and presented in your filing per Item 310(a) of
          Regulation S-B. Please obtain a revised report from your auditor covering the
          appropriate required periods and amend your filing accordingly.

      •   Considering the financial statement requirement of Item 310(a) of Regulation
          S-B, please clarify why you present balance sheets as of June 30, 2007 and
          June 30, 2006 and statements of operations, cash flows, and changes in
          stockholders' equity for the year ended June 30, 2006. Please tell us if your
          registered independent public accounting firm has audited your financial
          statements as of and for the period ending June 30, 2006. If you present these
          financial statements in your filing and they were not audited by your current
          accounting firm, you must include the fiscal 2006 audit report of your
          predecessor auditor in the filing.

      •   The current audit report does not include a conformed signature. Please
          ensure the amended report includes a conformed signature. Refer to Rule 302
          of Regulation S-T.

Item 8A(T). Controls and Procedures, page 25

3.   You disclose that management assessed the effectiveness of your internal control
      over financial reporting as of December 31, 2007 and concluded as of that date
      that your internal control over financial reporting was effective. Considering Item

        308T of Regulation S-B requires management's assessment of the effectiveness of internal control over financial reporting be performed as of the end of your most recent fiscal year, please tell us if management performed an assessment as of June 30, 2008. If so, please amend your filing and revise your disclosures accordingly. If not, please clarify why you performed your assessment as of December 31, 2007 and tell us how this assessment date complies with Item 308T of Regulation S-B.

4.   Please explain to us why you have disclosed that your officers confirmed that there was no change in your internal control over financial reporting during the year ended June 30, 2007 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting given that Item 308T of Regulation S-B requires you to disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter and your fiscal year end of June 30, 2008. If you disclosed this date in error, please revise future filings including any amendments.

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        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lisa Sellars, Staff Accountant, at 202-551-3348, or me at 202-551-3737 if you have questions regarding the above comments.

Sincerely,

Jennifer Thompson
Accounting Branch Chief